
April 24, 2024

Aidy Chou
Chief Executive Officer
Armlogi Holding Corp.
20301 East Walnut Drive North
Walnut, CA 91789

> **Re: Armlogi Holding Corp.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed April 16, 2024**
> **File No. 333-274667**

Dear Aidy Chou:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1

Use of Proceeds, page 27

1. We note your disclosure on page 81 that you also agreed to pay the Representative a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by you from the sale of any equity, debt and/or equity derivative instruments to any investors actually introduced by the Representative. Tell us and disclose here how these additional fees to the Representative impact your net proceeds from this offering. Accordingly, revise your capitalization and dilution disclosures as appropriate.

Industry, page 45

2. We note your disclosure in this section describes your industry, with various industry statistics, metrics and tabulations of information through 2022. Please revise to update your disclosure through at least 2023.

Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Qiaozi Guanglin